Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated August 5, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 August 6, 2013

***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Tel: (801) 844-7637
Salt Lake City, Utah
Harris H. Simmons
Chairman/Chief Executive Officer

Zions Bancorporation Announces Plans to Auction $100 Million to $195 Million

of Non-Cumulative Perpetual Preferred Stock Through Zions Direct

SALT LAKE CITY, August 6, 2013 – Zions Bancorporation (“Zions”) today announced its plans to offer $100,000,000 to $195,152,000 aggregate liquidation preference of Series J fixed/floating rate non-cumulative perpetual preferred stock pursuant to a prospectus supplement dated August 5, 2013 to its prospectus dated April 4, 2011. The public offering price of each share will be equal to the liquidation preference per share, or $1,000.00. During the auction period, potential bidders will be able to place bids for the dividend rate for the preferred shares at or above a minimum dividend rate of 6.65% per preferred share (in increments of 0.05%) and up to and including the maximum dividend rate of 7.25% per preferred share. Zions initially announced this offering on August 5, 2013.

The dividend rate, allocation and amount of shares to be sold in this offering will be determined by an online auction process facilitated by Zions Direct, Inc. (“Zions Direct”), as auction service provider. Deutsche Bank Securities Inc., Goldman, Sachs & Co., Macquarie Capital (USA) Inc. and Zions Direct are serving as joint bookrunning managers for the offering.

The auction is expected to open on Wednesday, August 7, 2013 at 9:00 am Eastern Time and close on Thursday, August 8, 2013 at 3:00 pm Eastern Time; however, the auction could end earlier if bids for the maximum auction amount are received at the minimum dividend rate, which has occurred in other recent auctions conducted by Zions.

Zions intends to use the net cash proceeds from this offering to pay in part the redemption price in respect of the redemption by Zions of $590,000,000 of its Series C 9.50% non-cumulative perpetual preferred stock announced on July 24, 2013.

Zions updates the section entitled “Capitalization” included in the prospectus supplement dated August 5, 2013 with the information attached in Appendix A to reflect such presentation as of June 30, 2013.

Zions is one of the nation’s premier financial services companies, consisting of a collection of great banks in select Western U.S. markets. Zions operates its banking businesses under local management teams and community identities through approximately 475 offices in 10 Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington.

ZIONS BANCORPORATION

Press Release – Page 2

August 6, 2013

The shares will be issued pursuant to Zions’ Registration Statement on Form S-3 (No. 333-173299) previously filed by Zions with the Securities and Exchange Commission (the “Commission”). The Registration Statement is effective. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated August 5, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. Copies of the applicable prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, New Jersey 07311-3988, telephone toll-free: 1-800-503-4611 or by email: prospectus.cpdg@db.com, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, New York 10282, telephone toll-free: 1-866-471-2526, facsimile: 212-902-9316 or by email: prospectus-ny@ny.email.gs.com, Macquarie Capital (USA) Inc., 125 West 55th Street, New York, NY 10019, Attention: Prospectus Department, by email: us.prospectus@macquarie.com or by telephone: 1-888-268-3937, or by visiting Zions Direct’s auction website at www.zionsdirect.com, or by visiting EDGAR on the Commission’s website at www.sec.gov.

This press release contains statements that relate to the projected or modeled performance or condition of Zions and elements of or affecting such performance or condition, including statements with respect to forecasts, opportunities, models, illustrations, scenarios, beliefs, plans, objectives, goals, guidance, expectations, anticipations or estimates, and similar matters. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual facts, determinations, results or achievements may differ materially from the statements provided in this press release since such statements involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions; economic, market and business conditions, either nationally, internationally, or locally in areas in which Zions conducts its operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; changes in debt, equity and securities markets; adverse legislation or regulatory changes and/or determinations; and other factors described in Zions’ most recent annual and quarterly reports. In addition, the statements contained in this press release are based on facts and circumstances as understood by management of the company on the date of this press release, which may change in the future. Except as required by law, Zions disclaims any obligation to update any statements or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events, developments, determinations or understandings.

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Appendix A

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2013:

•	on an actual basis,

•

on a pro forma basis to give effect to the issuance of 236,279 depositary shares each representing a 1/40th interest in a share of Series A Preferred Stock (aggregate liquidation preference of $5,906,975) on August 2, 2013; and

•

on a pro forma basis as adjusted to give effect to (i) the offer and sale of the Series J Preferred Shares in this offering at the per share liquidation preference of $1,000 and (ii) the redemption of $590 million of our Series C Preferred Stock.

You should read this table in conjunction with the more detailed information, including our consolidated financial statements and related notes, incorporated by reference in this prospectus supplement.

	As of June 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share data)
Federal Home Loan Bank advances and other borrowings over one year	$23,021	$23,021	$23,021
Other long-term debt	2,150,155	2,150,155	2,150,155
Shareholders’ equity:

Preferred stock, without par value, 4,400,000 shares authorized: Series A (liquidation preference $1,000 per share), 60,093 issued and outstanding (actual) and 66,000 issued and outstanding (pro forma and pro forma as adjusted); Series C (liquidation preference $1,000 per share), 799,467 shares issued and outstanding (actual and pro forma) and 209,467 issued and outstanding (pro forma as adjusted); Series F (liquidation preference $1,000 per share), 143,750 issued and outstanding (actual, pro forma and pro forma as adjusted); Series G (liquidation preference $1,000 per share), 171,827 issued and outstanding (actual, pro forma and pro forma as adjusted); Series H (liquidation preference $1,000 per share), 126,221 issued and              outstanding (actual, pro forma and pro forma as adjusted); Series I (liquidation preference $1,000 per share), 300,893 issued and outstanding (actual, pro forma and pro forma as adjusted); and Series J (liquidation preference $1,000 per share), none issued and outstanding (actual and pro forma) and              issued and outstanding (pro forma as adjusted)

	1,728,659	1,734,566
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 184,436,656	4,167,828	4,167,828	4,167,828
Retained earnings	1,338,401	1,338,401	1,338,401
Accumulated other comprehensive loss	(374,556)	(374,556)	(374,556)

Controlling interest shareholders’ equity	6,860,332	6,866,239
Noncontrolling interests	—	—	—

Total shareholders’ equity	6,860,332	6,866,239

Total capitalization	$9,033,508	$9,039,415	$